UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AKCEA THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

AVALANCHE MERGER SUB, INC.

a wholly owned subsidiary of

IONIS PHARMACEUTICALS, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00972L 107

(Cusip Number of Class of Securities)

Brett Monia

Chief Executive Officer

Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

(760) 931-9200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 535,900,072	$ 69,559.83

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 24,665,090 outstanding shares, which is the difference between 101,759,772, the number of shares of common stock of Akcea Therapeutics, Inc., par value $0.001 per share (“Shares”), outstanding as of September 8, 2020, and 77,094,682, the number of Shares beneficially owned by Ionis Pharmaceuticals, Inc. or its affiliates, multiplied by $18.15, (ii) 5,881,651 Shares issuable pursuant to outstanding options with an exercise price less than $18.15 per Share, multiplied by $4.52 (which is the offer price of $18.15 minus the weighted average exercise price for such options of $13.63 per share), and (iii) 1,521,514 Shares subject to issuance pursuant to outstanding Akcea restricted stock units multiplied by $18.15 and (iv) 1,874,829 Shares reserved for issuance pursuant to Akcea’s employee stock purchase plan multiplied by the offer price of $18.15. The calculation of the filing fee is based on information provided by Akcea as of September 8, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction value by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1 through 9, Item 11 and Item 13.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), not owned by Parent at a price of $18.15 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Index No.
(a)(1)(i)*	Offer to Purchase, dated September 14, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Summary Advertisement, published September 14, 2020, in The New York Times.

(a)(5)(i)	Joint Press Release, dated August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(ii)	Ionis Employee FAQ, dated August 31, 2020 (incorporated by reference to Exhibit 99.2 to Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(iii)	Ionis Investor Talking Points, dated August 31, 2020 (incorporated by reference to Exhibit 99.3 to Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(iv)	Ionis “bpm Update” transcript, for information session published on the Ionis intranet on August 31, 2020 (incorporated by reference to Exhibit 99.4 to Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(v)	Ionis social media content, published on August 31, 2020 (incorporated by reference to Exhibit 99.5 to Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(vi)	Email to Ionis Pharmaceuticals, Inc. investors, first used on August 31, 2020 (incorporated by reference to Exhibit 99.1 to Tender Offer Statement on Schedule TO-C filed by Parent with the Securities and Exchange Commission on September 1, 2020).

(a)(5)(vii)	Letter, dated August 31, 2020, from Damien McDevitt, Akcea’s Chief Executive Officer, and B. Lynne Parshall, Chair of Akcea’s Board of Directors, to Akcea Employees (incorporated by reference to Exhibit 99.2 to Solicitation/Recommendation Statement on Schedule 14D-9C filed by Akcea with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(viii)	Postings on Twitter and LinkedIn made by Akcea (incorporated by reference to Exhibit 99.3 to Solicitation/Recommendation Statement on Schedule 14D-9C filed by Akcea with the Securities and Exchange Commission on August 31, 2020).

(a)(5)(ix)	Internal Employee FAQ, dated September 1, 2020 (incorporated by reference to Exhibit 99.1 to Solicitation/Recommendation Statement on Schedule 14D-9C filed by Akcea with the Securities and Exchange Commission on September 1, 2020).

(c)(i)*†	Presentation titled “Finance Committee Update — Supporting Analysis”, dated August 7, 2020, of Goldman Sachs & Co. LLC and Stifel, Nicolaus & Company, Incorporated to the Finance Committee of the Board of Directors of Parent.

(c)(ii)*†	Presentation titled “Discussion Materials for Islanders’ Board of Directors”, dated August 30, 2020, of Goldman Sachs & Co. LLC and Stifel, Nicolaus & Company, Incorporated to the Board of Directors of Parent.

(d)(i)	Agreement and Plan of Merger, dated August 30, 2020, among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 31, 2020).

(d)(ii)	Confidentiality Agreement, dated July 17, 2020, between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 14, 2020).

(d)(iii)	Development, Commercialization, Collaboration, and License Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.1 to Akcea’s Current Report on Form 8-K filed by Akcea with the Securities and Exchange Commission on March 15, 2018).

(d)(iv)	Stock Purchase Agreement by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.2 to Akcea’s Current Report on Form 8-K filed by Akcea with the Securities and Exchange Commission on March 15, 2018).

(d)(v)	Development, Commercialization and License Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated December 18, 2015 (incorporated by reference to Exhibit 10.4 to Akcea’s Registration Statement on Form S-1 filed by Akcea with the Securities and Exchange Commission on March 27, 2017).

(d)(vi)	Strategic Collaboration, Option and License Agreement by and among Akcea Therapeutics, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.7 to Akcea’s Registration Statement on Form S-1 filed by Akcea with the Securities and Exchange Commission on March 27, 2017).

(d)(vii)	Letter Agreement regarding Development, Commercialization and License Agreement between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated January 18, 2017 (incorporated by reference to Exhibit 10.15 to Akcea’s Registration Statement on Form S-1 filed by Akcea with the Securities and Exchange Commission on March 27, 2017).

(d)(viii)	Stock Purchase Agreement by and among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.8 to Akcea’s Registration Statement on Form S-1 filed by Akcea with the Securities and Exchange Commission on March 27, 2017).

(d)(ix)	License Agreement by and among Akcea Therapeutics, Inc. and Pfizer Inc. dated October 4, 2019 (incorporated by reference to Exhibit 10.15 to Akcea’s Annual Report on Form 10-K filed by Akcea with the Securities and Exchange Commission on March 2, 2020).

(d)(x)	Collaboration and License Agreement by and among Akcea Therapeutics, Inc. and PTC Therapeutics International Limited, dated August 1, 2018 (incorporated by reference to Exhibit 10.1 on Akcea’s Quarterly Report on Form 10-Q filed by Akcea with the Securities and Exchange Commission on November 6, 2018).

(d)(xi)	Amended and Restated Services Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.3 to Akcea’s Current Report on Form 8-K filed by Akcea with the Securities and Exchange Commission on March 15, 2018).

(d)(xii)	Amended and Restated Investor Rights Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to exhibit 4.1 to Akcea’s Current Report on Form 8-K filed by Akcea with the Securities and Exchange Commission on March 15, 2018).

(d)(xiii)	Operating Sublease Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated November 12, 2018 (incorporated by reference to Exhibit 10.3 to Akcea’s Annual Report on Form 10-K filed by Akcea with the Securities and Exchange Commission March 1, 2019).

(d)(xiv)	Strategic Advisory Services Agreement, by and between Akcea Therapeutics, Inc. and B. Lynne Parshall, dated January 8, 2020 (incorporated by reference to Exhibit 10.4 to Akcea’s Quarterly Report on Form 10-Q filed by Akcea with the Securities and Exchange Commission on May 6, 2020).

(e)	Not applicable.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

† Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

By:	/s/ Brett Monia
	Name:	Brett Monia, Ph.D.
	Title:	Chief Executive Officer of Ionis Pharmaceuticals, Inc.

By:	/s/ Brett Monia
	Name:	Brett Monia, Ph.D.
	Title:	President of Avalanche Merger Sub., Inc.